SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

Ablynx NV

(Name of Subject Company)

Ablynx NV

(Name of Person(s) Filing Statement)

Ordinary Shares, no nominal value

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

ISIN BE0003877942 (Ordinary Shares)

CUSIP 00372Y105 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Edwin Moses

Chief Executive Officer

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

+32 9 262 00 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Mitchell S. Bloom James A. Matarese Blake Liggio Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Lars Van Bever Matthias Wauters Eubelius CVBA Louizalaan 99 Avenue Louise B-1050 Brussels +32 2 543 31 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Ablynx NV, a public limited liability company incorporated in the form of a naamloze vennootschap under the laws of Belgium (the “Company”). The Schedule 14D-9 relates to a tender offer (the “U.S. Offer”) by Sanofi, a société anonyme, organized under the laws of France (the “Offeror”) to purchase: (i) up to 100% of the issued and outstanding ordinary shares, no nominal value (the “Shares”) of the Company from “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) at a price of €45.00 per Share, and (ii) up to 100% of the outstanding Shares of the Company represented by American Depositary Shares of the Company (each, an “ADS” and collectively, “ADSs”) issued by JPMorgan Chase Bank, N.A., acting as depositary (the “Depositary”), pursuant to that certain Deposit Agreement, dated as of September 5, 2014, among the Company, the Depositary and all holders from time to time of American depositary receipts (“ADRs”) issued thereunder (as amended, the “Deposit Agreement”), from all holders, wherever located, at a price of €45.00 per ADS (each such amount described in (i) and (ii), the “Offer Price”), in each case, rounded to the nearest whole cent and payable net to the seller thereof in cash, without interest, and less the amount of any fees, expenses and withholding taxes that may be applicable (and, with respect to the ADSs, including a fee related to the foreign exchange conversion and a fee of $0.05 per ADS for the cancellation of the ADR evidencing such tendered ADS in each case, as contemplated by the Deposit Agreement). The Offer Price paid to holders of ADSs will be paid in U.S. dollars converted in the manner described in Section 2 – “Acceptance for Payment and Payment for Shares and/or ADSs” of the U.S. Offer to Purchase (defined below).

The U.S. Offer is being made upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated April 4, 2018, and filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, dated April 4, 2018, filed by the Offeror with the SEC on April 4, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “U.S. Offer to Purchase”), the related Share Acceptance Form, the related ADS Letter of Transmittal, and the related Share Withdrawal Form, as each may be amended or supplemented from time to time.

Except as set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 is hereby amended and supplemented by inserting the following new subsection (f) entitled ‘Expiration of the U.S. Offer’ immediately before the subsection entitled ‘Cautionary Statement Concerning Forward-Looking Statements’:

(f). Expiration of the U.S. Offer.

“The initial acceptance period of the Offers expired on the Initial Expiration Date. As of the Initial Expiration Date, a total of 71,972,994 Shares (including 7,446,312 Shares represented by ADSs), 2,594,841 Warrants and 975 Bonds have been validly tendered into the Offers and not withdrawn. The Shares (including Shares represented by ADSs and underlying Warrants), validly tendered into the Offers and not withdrawn represent approximately 95.60% of the outstanding Shares on the settlement date of the Offers. The Minimum Tender Condition has been satisfied. All conditions to the Offers having been satisfied, the Offeror has accepted for payment all Securities validly tendered pursuant to the Offers and not validly withdrawn. The Securities accepted for payment are expected to be settled on or about May 18, 2018.

In accordance with applicable Belgian law, the Offeror has determined to commence a Squeeze-Out period on May 22, 2018. U.S. holders of Shares and holders of ADSs who did not previously tender their Shares and/or ADSs into the U.S. Offer may tender their Shares and/or ADSs into the U.S. Offer during the Squeeze-Out period, on the terms and conditions as set forth in the Offer to Purchase, the related Share Acceptance Form, the related ADS Letter of Transmittal and the related Share Withdrawal Form.

The Squeeze-Out period and related withdrawal rights will expire at 5:00 p.m., New York City time, on June 12, 2018.

Any Shares (including Shares represented by ADSs) not tendered during the Squeeze-Out period (including Shares and/or ADSs withdrawn and not properly re-tendered) will be transferred to the Offeror by operation of Belgian law for the Offer Price at the end of the Squeeze-Out period. The funds necessary to pay for the Offer Price of such untendered Shares will be deposited with the Bank for Official Deposits (Deposito – en Consignatiekas / Caisse des dépôts et consignations) in favor of the holders of Shares who did not previously tender into the U.S. Offer. Holders of ADSs who did not previously tender into the U.S. Offer prior to the end of the Squeeze-Out period will have the right to receive the Offer Price.

Upon, or as soon as possible after, completion of the Squeeze-Out period, the Shares will be delisted from the regulated market of Euronext Brussels by operation of Belgian law, and the Company shall cause the delisting of the ADSs from the NASDAQ Global Select Market and the delisting of the Bonds from the open market Frankfurt MTF (Freiverkehr).

Notice of the results of the Squeeze-Out period will be published in the U.S. via press release and an amendment to the Tender Offer Statement on Schedule TO.”

ITEM 12.	EXHIBITS

Item 12 of the Solicitation/Recommendation Statement on Schedule 14D-9 is hereby amended and supplemented by inserting the following new exhibits:

Exhibit No.

(a)(1)(O)	Press Release issued by Offeror and the Company on May 14, 2018, announcing the results of the initial acceptance period and the commencement of the squeeze-out period (incorporated by reference to Exhibit (a)(1)(O) to the Schedule TO-T/A filed by Offeror on May 14, 2018).

(a)(1)(P)	Notice publishing the results of the initial acceptance period and the commencement of the squeeze-out period, as published in the Wall Street Journal, dated May 14, 2018 (incorporated by reference to Exhibit (a)(1)(P) to the Schedule TO-T/A filed by Offeror on May 14, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ABLYNX NV

By:	/s/ Edwin Moses
Name:	Edwin Moses
Title:	Chief Executive Officer

Dated: May 14, 2018